Exhibit 99.2

Santiago, July 27, 2022.

GG/ 161 / 2022

Mrs.

Solange Berstein Jáuregui

Chairperson

Commission for the Financial Market

Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No. 18.045 about Securities Markets and in Chapter 18-10 of the Updated Compilation of Rules of the Chilean Commission for the Financial Market (“CMF”), we inform the Commission of the following Material Event by Itaú Corpbanca (the “Bank”).

At the ordinary meeting held today, the Board of Directors of Itaú Corpbanca (the “Board”) was informed about the resignation of Mr. Jorge Andrés Saieh Guzmán as director of the Bank, which is effective as of this date.

Considering the above, the Board resolved to appoint Mr. Ricardo Villela Marino as its Chairman and Mr. Milton Maluhy Filho as its Vice Chairman.

Finally, and in accordance with Section 9 of the by-laws of Itaú Corpbanca, the Board resolved that the alternate director Mr. Álvaro F. Rizzi Rodrigues will assume as director until the definitive appointment is made in the next annual general meeting of shareholders of the Bank.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca